# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAE INC, CIK 0001173382
CUSIP: 124765108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8585 COTE DE LIESSE, ST-LAURENT, Quebec Canada (A8), H4T 1G6
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919859

## Reporting persons
- MACKENZIE FINANCIAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 17,637,699; shared voting power 0; sole dispositive power 17,637,699; shared dispositive power 0; aggregate amount beneficially owned 17,637,699 (5.5% of the class)

## Item 1. Issuer
Name of issuer: CAE INC
Address of issuer's principal executive offices: 8585 COTE DE LIESSE, ST-LAURENT, QUEBEC, CANADA, H4T 1G6

## Item 2. Person Filing
Name of person filing: Mackenzie Financial Corporation
Address of principal business office or, if none, residence: 180 Queen Street West, Toronto, Ontario M5V 3K1
Citizenship: Organized in Toronto, Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 17,637,699
Percent of class: 5.5%
Sole power to vote or to direct the vote: 17,637,699
Shared power to vote or to direct the vote: NIL
Sole power to dispose or to direct the disposition: 17,637,699
Shared power to dispose or to direct the disposition: NIL

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Schedule 13G Amendment No. Eight, CAE Inc.

## Signatures
- MACKENZIE FINANCIAL CORP: Gillian Seidler, Vice-President & Chief Compliance Officer (02/04/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date February 4, 2025

"Gillian Seidler"

Signature
Gillian Seidler
Vice-President & Chief Compliance Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.